UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                          SCHEDULE 13D



           Under the Securities Exchange Act of 1934
                        (Amendment No. __ )*


               OXBORO MEDICAL INTERNATIONAL, INC.
                        (Name of Issuer)


                          COMMON STOCK
                 (Title of Class of Securities)


                           691384101
                         (CUSIP Number)


                          Gary Copperud
                       CMM Properties, LLC
                    c/o Peak to Peak Financial
                  1730 S. College Avenue, Box 20
                      Fort Collins, CO 80525
                    Telephone: (970) 221-1121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                         Communications)

                         December 8, 1997

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                             -----------------------------
CUSIP NO. 691384101           13D
--------------------                             -----------------------------

------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CMM PROPERTIES, LLC
     ATTN:  GARY COPPERUD
     SSN: (NOT REQUIRED PER "SPECIAL INSTRUCTIONS")

--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2   (a) [_]
     (b) [X]

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     SEC USE ONLY
 3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     00 (CASH RESERVES)

--------------------------------------------------------------------------------
     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
5    YES  [__]
     NO   [X]

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     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     COLORADO, U.S.A.

-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

          SOLE VOTING POWER     101,175
     7
------------------------------------------------------------------------------
          SHARED VOTING POWER    None
     8
-------------------------------------------------------------------------------
          SOLE DISPOSITIVE POWER    101,175
     9
-------------------------------------------------------------------------------
          SHARED DISPOSITIVE POWER   None
     10
-------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
11   EACH REPORTING PERSON
                    101,175
-------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
12   (11) EXCLUDES CERTAIN SHARES (See instructions)
                                [X]
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT
13       IN ROW (11)

          ASSUMING 2,662,078 SHARES OUSTANDING
          AS OF THE DATE HEREOF, AMOUNT IN
          ROW 11 REPRESENTS 3.8%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (See instructions)
14
          OO (Limited liability company)
-----------------------------------------------------------------------------

CUSIP NUMBER 691384101

Item 1.  SECURITY AND ISSUER

     (a) Title of Class of Securities:  Common Stock

     (b) Name of Issuer:  Oxboro Medical International, Inc.


     (c) Address of Issuer's Principal Executive Offices:

          13828 Lincoln Street,  N.E.
          Ham Lake,  MN   55304

Item 2.  IDENTITY AND BACKGROUND

     (a) Name of Person Filing: CMM Properties, LLC
                            Attn:  Gary Copperud

     (b) Business Address:

          c/o Peak to Peak Financial
          1730 S. College Avenue, Box 20
          Fort Collins, CO 80525

     (c)  Principal Occupation or Employment: Investments

     (d) Conviction in a criminal proceeding during the last five years:   NO

     (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: NO

     (f) Citizenship: CMM Properties,LLC, is a Colorado limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration: Cash reserves

Item 4.  Purpose of Transaction

     (a) The purpose of the acquisition of securities is for investment.

     (b) The person filing this statement has no plans or proposals, at this time, which would result in any of the transactions listed in Item 4(b) through 4(j), except that such person may, if market and investment conditions appear appropriate and favorable, acquire additional securities of the Issuer, for investment purposes only.

Item 5.  Interest in Securities of the Issuer

     (a) Number and Percentage of Class beneficially owned:

          101,175 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by CMM
          Properties, LLC, and this represents 3.8% of the 2,662,078 shares shown as outstanding in the Issuer's last Exchange Act filing, its Form 10-QSB, dated August 14, 1997.

          In addition, under Section 13d-3(b), under some interpretations, the reporting person may be viewed as the beneficial owner of 80,000 shares of the Issuer's Common Stock in which Kenneth Brimmer (who also has reported his beneficial ownership on Schedule 13(d)) has a beneficial interest. If combined, such 101,175 shares and 80,000 shares, would represent 6.81% of the 2,662,078 shares assumed to be outstanding. See Item 6 below.

          DISCLAIMER: Pursuant to Rule 13d-3, the Reporting Person disclaims any interest of any kind, whether beneficial or otherwise, in the shares of the Issuer owned beneficially by the person named above.

     (b) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.

     (c)   Recent transactions in Common Stock:

                              No. of    Price or       Description of
    Date or Period            Shares    Average Price  Transaction
    --------------------      ------    -------------  -----------------
    10/13/97 to 12/16/97      51,122    1 to 1-1/4     open market purchases

    11/24/97                  50,000    1-1/16         private transaction

    11/24/97                  1,653     1              private
                                                       transaction

     (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of
         Securities:

          Not applicable.

     (e) Last Date on Which Reporting Person Ceased to be a 5% Holder:

          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, except that Reporting Person has an informal, unwritten, non-binding understanding with Kenneth Brimmer, (who is mentioned in Item 5 above and who also is filing a Schedule 13(d)). Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addressed to the Issuer which might affect the valuation of their respective investments.

Item 7. Material to be Filed as Exhibits

          None

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 16, 1997

                              CMM PROPERTIES, LLC



                               By: GARY COPPERUD
                               Its: Manager